Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated.  The following should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information included or incorporated by reference herein.

	Fiscal Year Ended December 31,
(dollars in thousands)	2012	2011	2010	2009	2008
Net loss	$(1,922)	$(7,093)	$(3,966)	$(11,033)	$(13,440)
Add back: Fixed charges	350	254	173	135	32
Total adjusted net loss	$(1,572)	$(6,839)	$(3,793)	$(10,898)	$(13,408)
Fixed charges:
Interest expense	335	229	145	104	10
Interest portion of rental expense	15	25	28	31	22
Total fixed charges	350	254	173	135	32
Deficiency of earnings available to fixed charges(1)	$(1,922)	$(7,093)	$(3,966)	$(11,033)	$(13,440)

(1)
The ratio of earnings to fixed charges has been computed on a consolidated basis. “Earnings” consists of net income before income taxes plus fixed charges. “Fixed charges” consist of interest expense plus the portion of interest expense under operating leases deemed by us to be representative of the interest factor.

For the years ended December 31, 2012, 2011, 2010, 2009 and 2008, our earnings were insufficient to cover fixed charges by $1.9 million, $7.1 million, $4.0 million, $11.0 million and $13.4 million, respectively.

As of the date of this prospectus, we have no shares of preferred stock outstanding, and consequently, our ratio of earnings to preferred share dividends and ratio of earnings to fixed charges would be identical.